Exhibit 17.1

July 20, 2007

BMR Solutions, Inc.
1184 Rutland Road, Suite 2,
Newport Beach, CA 92660

Attn: Mark Andre

Dear Mark,

As you know, I have been involved with BMR Solutions, Inc. (”Company”) since its inception in 2001. I can no longer contribute a significant amount of time to the Company. Therefore, I hereby resign as a director of the Company effective immediately. My resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

Sincerely,

/s/ Brian Mirrotto
Name: Brian Mirrotto